Exhibit 99.114
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Aya Gold & Silver Inc.
We, KPMG LLP, consent to the use of our reports:
•dated March 30, 2026 on the consolidated financial statements of Aya Gold & Silver Inc., which comprise the consolidated statements of financial position as at December 31, 2025, and December 31, 2024, the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of material accounting policy information, and
•dated March 28, 2025 on the consolidated financial statements of Aya Gold & Silver Inc., which comprise the consolidated statements of financial position as at December 31, 2024 and December 31, 2023, the consolidated statements of comprehensive (loss) income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of material accounting policy information, which are included in the registration statement on Form 40-F dated April 10, 2026 of Aya Gold & Silver Inc.
/s/ KPMG LLP
April 10, 2026
Montreal, Canada